STEP INCOME SECURITIES® (STEPS®)

	STEP Income Securities® Linked to the Common Stock of Delta Air Lines, Inc.
Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Underlying Stock:	Common stock of Delta Air Lines, Inc. (NYSE symbol: "DAL")
Interest	9% per year, to be paid quarterly
Payout Profile at Maturity	• A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 109% of the Starting Value • 1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100% of the principal amount at risk
Step Level	109% of the starting value of the Underlying Stock
Step Payment	[$0.10 - $0.50] per unit, a [1% - 5%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value of the Underlying Stock
Investment Considerations	This investment is designed for investors who anticipate that the value of the Underlying Stock will increase to or above the Step Level, are willing to forgo full upside participation above the Step Level in exchange for earning fixed interest payments and potentially a fixed Step Payment, and are willing to accept full downside risk.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420415015731/v404337_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
- Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
- Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Stock.
- The initial estimated value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
- You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the Underlying Company.
- The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.
- The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.



Enhanced Income